SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

for the period ended 31 July, 2015

BP p.l.c.
(Translation of registrant's name into English)

1 ST JAMES'S SQUARE, LONDON, SW1Y 4PD, ENGLAND
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F |X| Form 40-F
--------------- ----------------

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of
1934.

Yes No |X|
--------------- --------------

Exhibit 1.1	Blocklisting Interim Review dated 02 July 2015
Exhibit 1.2	Blocklisting Interim Review dated 02 July 2015
Exhibit 1.3	Director/PDMR Shareholding dated 10 July 2015
Exhibit 1.4	Holding(s) in Company dated 24 July 2015
Exhibit 1.5	Director/PDMR Shareholding dated 28 July 2015
Exhibit 1.6	Total voting rights dated 31 July 2015

Exhibit 1.1

BP p.l.c. - Blocklisting Interim Review
BP p.l.c. - 02 July 2015

BLOCK LISTING SIX MONTHLY RETURN

Information provided on this form must be typed or printed electronically and provided to an ris.

Date: 2 July 2015

Name of applicant:		BP p.l.c.
Name of scheme:		The Executive Share Option Scheme
Period of return:	From:	1 January 2015	To:	30 June 2015
Balance of unallotted securities under scheme(s) from previous return:		11,683,777
Plus: The amount by which the block scheme(s) has been increased since the date of the last return (if any increase has been applied for):		0
Less: Number of securities issued/allotted under scheme(s) during period (see LR3.5.7G):		0
Equals: Balance under scheme(s) not yet issued/allotted at end of period:		11,683,777

Name of contact:	Denise Dillon
Telephone number of contact:	020 7496 4476

Exhibit 1.2

BP p.l.c. - Blocklisting Interim Review
BP p.l.c. - 02 July 2015

BLOCK LISTING SIX MONTHLY RETURN

Information provided on this form must be typed or printed electronically and provided to an ris.

Date: 2 July 2015

Name of applicant:		BP p.l.c.
Name of scheme:		The BP Group Savings Related Share Options
Period of return:	From:	1 January 2015	To:	30 June 2015
Balance of unallotted securities under scheme(s) from previous return:		11,754,180
Plus: The amount by which the block scheme(s) has been increased since the date of the last return (if any increase has been applied for):		0
Less: Number of securities issued/allotted under scheme(s) during period (see LR3.5.7G):		0
Equals: Balance under scheme(s) not yet issued/allotted at end of period:		11,754,180

Name of contact:	Denise Dillon
Telephone number of contact:	020 7496 4476

Exhibit 1.3

BP p.l.c. - Director/PDMR Shareholding
BP p.l.c. - 10 July 2015

BP p.l.c.
Notification of transactions of persons discharging managerial responsibility or connected persons

BP p.l.c. was advised on 10 July 2015 that the following Director and senior executives (all persons discharging managerial responsibilities in BP p.l.c.) acquired in London the number of BP ordinary shares (ISIN number GB0007980591) shown opposite their names below at £4.2605 per share through participation in the BP ShareMatch UK Plan on 10 July 2015:-

Director

Dr B. Gilvary                75 shares

Other Persons Discharging Managerial Responsibilities

Mr R. Bondy               75 shares
Mr B. Looney             73 shares
Mr D. Sanyal              73 shares

This notice is given in fulfilment of the obligation under DTR3.1.4(1)(a)R.

Exhibit 1.4

BP p.l.c. - Holding(s) in Company
BP p.l.c. - 24 July 2015

BP p.l.c. Holding(s) in Company

BP p.l.c. received confirmation from The Capital Group Companies, Inc. on 22 July 2015 of the information contained below:

TR-1: NOTIFICATION OF MAJOR INTEREST IN SHARESi

1. Identity of the issuer or the underlying issuer of existing shares to which voting rights are attached: ii	BP p.l.c.
2 Reason for the notification (please tick the appropriate box or boxes):
An acquisition or disposal of voting rights	X
An acquisition or disposal of qualifying financial instruments which may result in the acquisition of shares already issued to which voting rights are attached
An acquisition or disposal of instruments with similar economic effect to qualifying financial instruments
An event changing the breakdown of voting rights
Other (please specify):
3. Full name of person(s) subject to the notification obligation: iii	The Capital Group Companies, Inc.
4. Full name of shareholder(s) (if different from 3.):iv	The Capital Group Companies, Inc. ("CG") holdings Capital Guardian Trust Company Capital Research and Management Company
5. Date of the transaction and date on which the threshold is crossed or reached: v	21 July 2015
6. Date on which issuer notified:	22 July 2015
7. Threshold(s) that is/are crossed or reached: vi, vii	Below 3%

8. Notified details:
A: Voting rights attached to shares viii, ix
Class/type of shares if possible using the ISIN CODE	Situation previous to the triggering transaction	Resulting situation after the triggering transaction
Number of Shares	Number of Voting Rights	Number of shares	Number of voting rights	% of voting rights x
Direct	Direct xi	Indirect xii	Direct	Indirect
Ordinary Shares (ISIN: GB0007980591)	535,110,781	535,110,781	522,234,151	2.8561%

ADRs (ISIN: US0556221044)	3,823,727	22,942,362	22,942,362	0.1255%

B: Qualifying Financial Instruments
Resulting situation after the triggering transaction
Type of financial instrument	Expiration date xiii	Exercise/ Conversion Period xiv	Number of voting rights that may be acquired if the instrument is exercised/ converted.	% of voting rights
-	-	-	-	-

C: Financial Instruments with similar economic effect to Qualifying Financial Instruments xv, xvi
Resulting situation after the triggering transaction
Type of financial instrument	Exercise price	Expiration date xvii	Exercise/ Conversion period xviii	Number of voting rights instrument refers to	% of voting rights xix, xx
-	-	-	-	-	Nominal	Delta
-	-

Total (A+B+C)
Number of voting rights	Percentage of voting rights
545,176,513	2.9816%

9. Chain of controlled undertakings through which the voting rights and/or the financial instruments are effectively held, if applicable: xxi
As of 21 July 2015

The Capital Group Companies, Inc. ("CG") holdings
Number of Shares: 545,176,513
Percent of Outstanding: 2.981%

Holdings by CG Management Companies and Funds:

Capital Guardian Trust Company
Number of Shares: 36,762
Percent of Outstanding: 0.000%

Capital Research and Management Company
Number of Shares: 545,139,751
Percent of Outstanding: 2.981%

Proxy Voting:
10. Name of the proxy holder:	N/A
11. Number of voting rights proxy holder will cease to hold:	N/A
12. Date on which proxy holder will cease to hold voting rights:	N/A

13. Additional information:	N/A
14. Contact name:	Emily Carey
15. Contact telephone number:	020 7496 4666

This notice is given in fulfillment of the obligation under DTR 5.8.

Exhibit 1.5

BP p.l.c. - Director/PDMR Shareholding
BP p.l.c. - 28 July 2015

BP p.l.c.
Notification of transactions of persons discharging managerial responsibility or connected persons

BP p.l.c. was notified on 28 July 2015 by Mr H Schuster, a person discharging managerial responsibility in BP p.l.c., that on 28 July 2015 he sold 10,000 BP ordinary shares (ISIN number GB0007980591) in London at £3.94048 per share.

This notice is given in fulfillment of the obligation under DTR3.1.4 (1)(a)R.

Exhibit 1.6

BP p.l.c. - Total voting rights
BP p.l.c. - 31 July 2015

BP p.l.c.
Total voting rights and share capital

As at 31 July 2015, the issued share capital of BP p.l.c. comprised 18,280,533,551 ordinary shares (excluding treasury shares) par value US$0.25 per share, each with one vote; and 12,706,252 preference shares par value £1 per share with two votes for every £5 in nominal capital held.

The number of ordinary shares which have been bought back and are held in treasury by BP p.l.c. is 1,760,042,231. These treasury shares are not taken into consideration in relation to the payment of dividends and voting at shareholder meetings.

The total number of voting rights in BP p.l.c. is 18,285,616,051. This information may be used by shareholders for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, BP p.l.c. under the FCA's Disclosure and Transparency Rules.

This announcement is made in accordance with the requirements of Disclosure and Transparency Rule 5.6.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BP p.l.c.
(Registrant)
Dated: 04 August 2015
/s/ J. BERTELSEN
..............................
J. BERTELSEN
Deputy Secretary